SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE TO THE SHAREHOLDERS

Under the terms of CVM Instructions no. 358/02 and 480/09, as amended, the management of Gol Linhas Aéreas Inteligentes S.A. (“Company”) hereby announces that, at a Board of Directors’ Meeting held on July 14, 2015, an increase to the Company’s capital stock was approved and, in accordance with article 30, item XXXII, of CVM Instruction no. 480/09, discloses the following Annex 30-XXXII of the CVM Instruction no. 480/09:

ANNEX 30-XXXII OF CVM INSTRUCTION 480, OF DECEMBER 7, 2009, AS AMENDED (“ICVM 480”)

Notice of the Capital Increase Approved by the Board of Directors

1.              The issuer shall disclose to the market the amount of the increase and the new capital stock amount, if the increase will be carried out by: (a) conversion of debentures or other debt securities into shares; (b) exercise of subscription rights or warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares.

The Company’s capital stock will increase by R$ 461,272,399.20 (four hundred and sixty one million, two hundred and seventy two thousand, three hundred and ninety nine reais and twenty cents), and as result its capital stock shall increase from R$ 2,618,837,134.50 (two billion, six hundred and eighteen million, eight hundred and thirty seven thousand and one hundred and thirty four reais and fifty cents) to R$3,080,109,533.70 (three billion, eighty million, one hundred and nine thousand, five hundred and thirty three reais and seventy cents), after the approval of the increase, through the private subscription of new preferred shares issued by the Company, all registered, book-entry and with no par value, considering the subscription and payment of the total amount of the capital increase (“Capital Increase”). If the Capital Increase is partially approved considering the Minimum Subscription (as defined below), the Company’s capital stock shall increase from R$ 2,618,837,134.50 (two billion, six hundred and eighteen million, eight hundred and thirty seven thousand and one hundred and thirty four reais and fifty cents) to R$ 2.901.193.248,90 (two billion, nine hundred and one million, one hundred and ninety three thousand, two hundred and forty eight reais and ninety cents), comprising 5,035,037,140 (five billion, thirty-five million, thirty-seven thousand, one hundred and forty) common shares and 178.534.484 (one hundred and seventy eight million, five hundred and thirty four thousand, four hundred and eighty four) preferred shares, registered, book-entry and with no par value.

2.              The issuer shall explain, in detail, the reasons for the increase and its legal and economic consequences.

As per Material Fact disclosed by the Company on July 10, 2015, the Capital Increase is a part of a strategic transaction agreed upon by the Company, its controlling shareholder, Fundo de Investimento em Participações Volluto (“FIP Volluto”), and Delta Air Lines, Inc. (“Delta”), which establishes, in addition to the Capital Increase, (i) Delta’s commitment to guarantee a term loan to be entered into by the Company with third party lenders of up to US$300 million, with the guarantee in favor of such third party lenders secured by a first priority security interest in favor of Delta in common shares of Smiles S.A. held by the Company, and (ii) an extension and expansion of the Company’s commercial cooperation arrangements with Delta; it being understood that the consummation of each of such transactions is subject to conditions, including the execution and delivery of definitive documentation, regulatory approvals from the Brazilian antitrust authority, and other customary closing conditions.

FIP Volluto undertook to (i) invest up to US$90 million by exercising its statutory preemptive rights in the subscription of approximately 61% of the new shares to be issued in the Capital Increase, and (ii) assign to Delta its statutory preemptive rights to subscribe the eventual remaining shares after the exercise of the statutory preemptive rights of the remaining shareholders. Delta undertook to (i) exercise its statutory preemptive rights in the subscription of approximately 2,9% of the new shares to be issued in the Capital Increase, and (ii) exercise the statutory preemptive rights assigned by FIP Volluto in the subscription of the remaining shares after the exercise of the statutory preemptive rights of the remaining shareholders, in order to invest up to US$56 million. Such investments are subject to certain conditions set forth in the Investment Agreement executed by the Company, FIP Volluto and Delta on July 10, 2015.

3.              The issuer shall provide a copy of the Fiscal Council’s opinion, if applicable.

The Company does not have a Fiscal Council.

4.              In the event of a capital increase through the subscription of shares, the issuer shall:

(a)       describe the allocation of funds:

The proceeds obtained in the Capital Increase shall be used to strengthen the Company’s liquidity, capital structure and equity, to keep its growth plans and goals for both the short and long term, as well as performing other investments required and necessary for the sustainable growth of the Company and for creating value for its shareholders. The strengthening of the Company’s working capital, capital structure and equity is consistent with the already disclosed and consolidated policy of the Company to maintain significant liquid funds in order to guarantee the Company’s flexibility to respond to variations on the competitive conditions, on the cash generation and on the availability of third party funds. Given such purpose, the purpose of the Capital Increase shall be fulfilled upon the committed investment by the controlling shareholder of up to R$ 282,356,114.40 (two hundred and eighty-two million, three hundred and fifty-six thousand, one hundred and fourteen reais and forty cents), to strengthen the Company’s liquidity. For such reason, in the event that only the controlling shareholder subscribes its proportional part of the shares of the Capital Increase, and Delta or the market shareholders do not subscribe for their proportional part of the issued shares for any reason, the Company shall consider the purpose of the Capital Increase duly fulfilled due to the already significant strengthening of its liquidity.

(b)      report the number of shares issued by type and class:

As a result of the Capital increase, sixty four million, sixty five thousand and six hundred and eleven (64.065.611) preferred, registered, book-entry shares with no par value will be issued.

(c)       describe the rights, advantages and restrictions attributed to the shares to be issued:

The new shares will be entitled, on equal terms with the existing shares, to all of the benefits, including dividends, interest on equity and any capital remuneration that may be declared by the Company after the approval of the Capital Increase by the Board of Directors.

(d)       state whether related parties, as defined by the accounting rules dealing with this matter, will subscribe to shares from the capital increase, specifying the respective amounts when such amounts are already known:

As mentioned in item 2 above, FIP Volluto, the Company’s controlling shareholder, undertook to (i) invest up to US$90 million by exercising its statutory preemptive rights in the subscription of approximately 61% of the new shares to be issued in the Capital Increase, and (ii) assign to Delta its statutory preemptive rights to subscribe the eventual remaining shares after the exercise of the statutory preemptive rights of the remaining shareholders. Delta, which is a related party to the Company on view of the existing commercial agreements executed with the Company, undertook to (i) exercise its statutory preemptive rights in the subscription of approximately 2,9% of the new shares to be issued in the Capital Increase, and (ii) exercise the statutory preemptive rights assigned by FIP Volluto in the subscription of the remaining shares after the exercise of the statutory preemptive rights of the remaining shareholders, in order to invest up to US$56 million. Such investments are subject to certain conditions set forth in the Investment Agreement executed by the Company, FIP Volluto and Delta on July 10, 2015.

(e)       state the issue price of the new shares:

The issue price per share is seven reais and twenty cents (R$7.20). More information about the calculation method for the issue price of the shares for the Capital Increase is provided in item 4(h) below.

(f)        state the par value of the shares issued or, if the shares have no par value, the portion of the issue price to be allocated to the capital reserve:

Not applicable, given that the shares issued by the Company do not have par value; no portion of the issue price will be allocated to the capital reserve.

(g)       provide management’s opinion on the effects of the capital increase, especially with regard to the dilution caused by the increase:

The Capital Increase will be carried out in order to strengthen the Company’s working capital and to strengthen its capital structure and equity. Given that the Company’s shareholders will be assured of preemptive rights under the terms of Article 171 of Law 6,404/76 (“Brazilian Corporation Law”), there will be no dilution for the shareholders who subscribe to all of the shares to which they are entitled. The only shareholders who will have their stakes diluted will be those who do not exercise the preemptive rights or who partially exercise them, with a 18.533328036% dilution percentage for the shareholders who do not subscribe to any shares during the period for the exercise of the preemptive rights resulting from the Capital Increase, assuming full subscription and payment under the Capital Increase. In addition, the share issuance price was determined without unjustified dilution for the Company’s existing shareholders, given the compliance with the provisions of Article 170, paragraph 1, item III of the Brazilian Corporation Law.

(h)       state the criteria for calculating the issue price and provide a detailed justification of the economic aspects that determined this choice:

The share issuance price was determined without unjustified dilution for the Company’s existing shareholders, in accordance with the provisions of Article 170, paragraph 1, item III of the Brazilian Corporation Law.  In order to determine the issue price, the Company’s management took into consideration all the information available on the prices traded on the market, and the methodologies permitted by article 170, paragraph 1, of the Corporations Act.

The Company’s management has also considered the particular details of the Capital Increase, which aims at allowing the capitalization of the Company, by means of committed investments of up to US$90 million by the controlling shareholder, and of up to US$56 million by Delta, in the context of the extension of the strategic alliance between the Company and Delta.

The Company’s management has concluded that the net worth value of the Company’s shares and the equity value obtained through the potential profitability of the Company are not proper methodologies for determining the issuance price at this moment, given the clear lack of factors suggesting that the intrinsic value of the Company is not reflected in trading price of the shares.

The Company’s management concluded that the weighted average of the prices of the Company’s shares listed in BM&FBOVESPA on the last thirty (30) trading sessions immediately prior to July 14, 2015 (inclusive) was the most appropriate methodology for determining the issuance price, in view of the liquidity of the Company’s shares in the market, which presented significant trading volumes and numbers, and due to the lack of external events which would suggest the use of another criteria. Additionally, the issuance price determined pursuant to such methodology shall allow the Company to enforce Delta’s investment commitment pursuant to the conditions set forth in the Investment Agreement executed on July 10, 2015.

(i)        if the issue price has been established at a premium or a discount to the market value, identify the reason for the premium or discount and explain how it was determined:

Not applicable, given that there was no premium or discount in relation to the market value for determining the issue price.

(j)        provide copies of all of the reports and studies that supported the determination of the issue price:

Not applicable.

(k)       state the share price for each type and class of the Company’s shares on the markets in which they are traded, identifying:

•                minimum, average and maximum price for each of the last three  years:

SHARE PRICE	2014	2013	2012
Minimum	9,29	6,14	7,73
Average	12,56	10,69	10,87
Maximum	15,25	15,00	15,19

•                minimum, average and maximum price for each quarter of the last two (2) years:

SHARE PRICE	2014				2013
	1Q14	2Q14	3Q14	4Q14	1Q13	2Q13	3Q13	4Q13
Minimum	9,29	11,01	11,68	10,64	11,75	6,73	6,14	9,26
Average	10,53	12,98	13,57	13,08	13,55	10,55	8,56	10,35
Maximum	11,54	15,19	15,23	15,25	15,00	13,81	11,36	11,96

•                minimum, average and maximum share price for each month of the last six (6) months:

SHARE PRICE	June (2015)	May (2015)	April (2015)	March (2015)	February (2015)	January (2015)
Minimum	7,35	7,63	7,41	7,82	10,05	12,22
Average	7,65	7,84	8,00	8,74	10,94	13,66
Maximum	7,86	8,35	8,41	9,66	11,91	15,21

•                average share price over the last ninety (90) days:

The average from the period of April 14, 2015 to July 13, 2015 is R$7.66.

(l)        state the share issue prices under the capital increases carried out over the last three (3) years:

#	Date of the Capital Increase	Issuance Price (R$)
1.	December 21, 2011	22,00
2.	May 28, 2014	27,40

Except for such two capital increases, the Company’s capital increases in the last 3 years were completed in view of the exercise of the options in connection with the Company’s stock plan and as a result the corresponding issuance prices were determined based on the criteria set forth in such Plan and thus cannot be considered for the purposes of the Capital Increase.

(m)     present the potential dilution percentage resulting from the issue:

The dilution percentage for the shareholders who do not subscribe to any shares during period for the exercise of preemptive rights under the Capital Increase will be 18.533328036%, based on the full subscription and payment of the Capital Increase, and of 12.223397437%, based on the subscription and payment of the Minimum Subscription (as defined below).

(n)       state the terms, conditions and form of subscription and payment for the issued shares:

All of the Company’s shareholders on July 15, 2015, shall be granted a term of one thirty (30) days to exercise their preemptive rights, beginning on July 16, 2015, and ending on August 14, 2015, inclusive. As of July 16, 2015, inclusive, the shares will be traded ex- subscription rights to the shares being issued herein. The shares that are subscribed through the Capital Increase must be paid in full at the time of the subscription, in Brazilian currency.

(o)       state whether the shareholders will have preemptive rights to subscribe to the new shares issued and detail the terms and conditions to which this right is subject:

All of the Company’s shareholders after the close of the market on July 15, 2015, will have preemptive rights to subscribe to the new shares issued under the Capital increase, with the ability to subscribe or assign their preemptive rights to allow third parties to subscribe, to a quantity of shares that is proportional to the stake held by such shareholders in the Company. The terms and conditions for the exercise of such right are indicated in item 4(n) above and will be duly described in the Notice to Shareholders issued on this date by the Company, with details of the procedures to be followed by those who are interested in subscribing to the new shares.

The preemptive rights will not be extended to the holders of American Depositary Receipts (“ADRs”) of the Company, as allowed pursuant to the deposit agreement

(p)       state the proposal by management for handling any remaining unsubscribed shares:

In the event the shares of the Capital Increase are not fully subscribed, after the expiration of the term provided for the exercise of the preemptive rights, the Company shall proceed to the apportionment of any remaining unsubscribed pursuant to the terms of article 171, paragraph 7, letter “b”, of Law No. 6.404/76. If unsubscribed shares remain after this apportionment, the Company shall confirm the partial capital increase by canceling the remaining unsubscribed shares, provided that the amount thus subscribed is of at least R$ 282,356,114.40 (two hundred and eighty-two million, three hundred and fifty-six thousand, one hundred and fourteen reais and forty cents), comprising 39.216.127 (thirty nine million, two hundred and sixteen thousand, one hundred and twenty seven) preferred shares, registered, book-entry and with no par value (“Minimum Subscription”). The management believes that the purpose of the Capital Increase is to strengthen the Company’s working capital, capital structure and equity (to the extent of the controlling shareholder’s commitment is invested and in accordance with the liquidity policies of the Company) shall be fulfilled if the amount of the Capital Increase exceeds the Minimum Subscription, even though the Capital Increase has not been fully subscribed. In possible apportionments of unsubscribed shares, the shareholders signalizing their interest in reserving unsubscribed shares in the subscription bulletin will have 5 (five) business days, counted from the publication of the Notice to the Shareholders by the Company, for subscribing the unsubscribed shares to be apportioned. In the event the amount subscribed does not reach such Minimum Subscription, the Company shall perform an auction (leilão das sobras) of the unsubscribed shares pursuant to the terms of article 171, paragraph 7, letter “b”, of Law No. 6.404/76.

(q)       provide a detailed description of the procedures that will be adopted, in the event that there is a provision for the partial approval of the capital increase:

If the total amount of the Capital Increase is not achieved and the amount of the Minimum Subscription is achieved, there will be no auction for the remaining unsubscribed shares, the Company will convene another Board of Directors’ meeting in order to partially approve de capital increase and the shareholders that have exercised their preemptive rights will not have the opportunity to review their investment decision.

In view of the possibility of partial homologation of the capital increase, and seeking to ensure that the shareholders wishing to subscribe part of the Capital Increase may, upon exercising the subscription right, condition their investment decision on the final terms of the Capital Increase, each shareholder will be entitled, upon subscription, to condition the subscription of the capital increase it is entitled: (i) to the subscription of the maximum amount of the Capital Increase; (ii) to the subscription of a certain minimum amount of the Capital Increase, provided that such minimum amount is not less than the Minimum Subscription amount; (iii) to the receipt of all the shares subscribed; or (iv) to the receipt of shares only in such minimum number as may be necessary for continuing to hold their respective interests in the capital stock of the Company.

The shareholders wishing to exercise the rights provided in the above paragraph shall be required to do it upon election in the proper space in the subscription bulletin (boletim de subscrição), informing: (a) if such subscription is conditioned to the subscription of the total amount of the Capital Increase; or (b) the minimum amount of the Capital Increase to perform its respective subscription, which may not be less than the Minimum Subscription, and may not exceed the amount of the Capital Increase approved by the Company; or (c) one of the following alternatives: (1) I wish to receive all the shares subscribed by me; or (2) I wish to receive the minimum number of shares as may be necessary to keep holding my current interest in the capital stock of the Company. In case the shareholder has elected option (c)(2), it shall be required to provide the following information in the subscription bulletin (boletim de subscrição), so that the Company may refund the exceeding amounts (which shall be the total amount paid by the shareholder less the amount necessary to keep holding its proportional interest in the capital stock of the Company): bank, branch, account number, shareholder’s name or company name, CPF or CNPJ, its address and telephone number.

It shall not be possible to renegotiate subscription receipts of those shareholders who have exercised the subscription right in manner that may result future variations (in other words, any alternative other than item (c)(1), with the minimum amount equal to the Minimum Subscription) until the Capital Increase is duly confirmed. Thereby, the Company shall not be liable for any loss arising out of negotiation of subscription receipts, once they are subject to future and eventual conditions.

(r)        if the issue price of the shares is fully or partially paid in kind: (a) provide a complete description of the assets; (b) clarify the relationship between the assets incorporated into the company’s assets and its corporate purpose; and (c) provide a copy of the appraisal report for the assets, if available:

Not applicable.

5.              In the event of a capital increase through capitalization of profits or reserves, the issuer must: (a) state if this will imply a change in the par value of the shares, if applicable, or the distribution of new shares among shareholders; (b) state if the capitalization of profits or reserves will be carried out with or without modifying the number of shares, in the companies with shares with no par value; (c) in the event of the distribution of new shares: (i) state the number of shares issued by type and class; (ii) state the percentage that the shareholders will receive in shares; (iii) describe the rights, advantages and restrictions attributed to the shares to be issued; (iv) state the acquisition cost, in reais per share, to be attributed so that shareholders can adhere to Article 10 of Law 9,249, of December 26, 1995; and

(v) describe the treatment of fractions, if applicable; (d) state the period provided for in paragraph 3 of Article 169 of Law 6,404 of 1976; and (e) state and supply the information and documents referred to in item 4 above, as applicable.

Not applicable.

6.              In the event of a capital increase through the conversion of debentures or other debt securities into shares or through the exercise of warrants, the issuer shall: (a) state the number of shares issued by type and class; and (b) describe the rights, advantages and restrictions attributed to the shares to be issued.

Not applicable.

7.              The provisions of items 1 through 6 of this document do not apply to the capital increases resulting from stock options plans, in which case the issuer must state: (a) the date of the shareholders’ meeting in which the stock options plan was approved; (b) the amount of the capital increase and the new capital stock amount;

(c) the number of shares issued by type and class; (d) the issue price of the new shares; (e) the price of each of the types and classes of the issuer’s shares in the markets in which they are traded, identifying: (i) minimum, average and maximum price for each year, over the last three (3) years; (ii) minimum, average and maximum price for each quarter, over the last two (2) years; (iii) minimum, average and maximum price for each month, over the last six (6) months; and (iv) the average price over the last ninety (90) days; and (f) potential dilution percentage resulting from the issue.

Not applicable.

* - * - *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.